Mizuho Securities USA LLC

Consolidated Statement of Financial Condition

March 31, 2022

With Report of Independent Registered Public Accounting Firm



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
37710

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mizuho Securities USA LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1271 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitchell Billek	(201) 626-1286	Mitchell.Billek@mizuhogroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	NY	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mitchell Billek**_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Mizuho Securities USA LLC**_____, as of **March 31**____, **2022**____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Julie A. Grossman
Notary Public, State of New York
Registration No. 02GR6174635
Qualified In New York County
Commission Expires December 20, 20 23


Notary Public

Signature:

Title:

Managing Director & Chief Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Facing Page.

☒ (b) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☒ (c) Statement of financial condition.

☒ (d) Notes to consolidated statement of financial condition.

☐ (e) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (f) Statement of cash flows.

☐ (g) Statement of changes in member's equity.

☐ (h) Statement of changes in subordinated borrowing.

☐ (i) Notes to consolidated financial statements.

☐ (j) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (k) Computation of CFTC Minimum Net Capital Requirements.

☐ (l) Computation for determination of reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (m) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.

☐ (n) Statement of Secured Amounts and Funds Held in Separate Accounts Pursuant to Commission Regulation 30.7.

☐ (o) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (p) Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the CEA.

☐ (q) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the

reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (r) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (s) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (u) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (v) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (w) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (y) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (z) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (aa) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mizuho Securities USA LLC

Consolidated Statement of Financial Condition
March 31, 2022

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Mizuho Securities USA LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Mizuho Securities USA LLC (the Company) as of March 31, 2022 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2002.

May 31, 2022


Mizuho Securities USA LLC

Consolidated Statement of Financial Condition

March 31, 2022

(In Thousands)


Assets

Cash and cash equivalents	$	183,884
Cash and securities segregated for regulatory purposes		519,025
Collateralized agreements:		
Securities purchased under agreements to resell		12,535,513
Securities borrowed		5,960,374
Financial instruments owned, at fair value (including securities pledged of $5,097,793)		6,117,326
Securities received as collateral, at fair value		111,531
Receivables from brokers/dealers, clearing organizations and customers		3,072,908
Accrued interest and dividends receivable		41,662
Receivables from affiliates		95,113
Clearing and other deposits		349,605
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $44,471		63,130
Exchange memberships, at cost (fair value of $9,736)		8,893
Prepaid expenses		16,865
Other assets		166,446
Total assets	$	29,242,275

Liabilities and member's equity

Short-term borrowings	$	417,368
Collateralized agreements:		
Securities sold under agreements to repurchase		14,770,468
Securities loaned		4,721,579
Financial instruments sold, not yet purchased, at fair value		3,577,616
Obligations to return securities received as collateral, at fair value		111,531
Payables to brokers/dealers, clearing organizations and customers		2,832,710
Accrued interest and dividends payable		25,700
Accrued expenses and other liabilities		634,365
Total liabilities	$	27,091,337
Subordinated borrowings		600,000
Member's equity		1,550,938
Total liabilities and member's equity	$	29,242,275


The accompanying notes are an integral part of the Consolidated Statement of Financial Condition.


Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition

(In Thousands)

1. Organization and Description of Business

The Company

Mizuho Securities USA LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is a bank holding company, which is ultimately wholly-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

The Company is registered as a broker-dealer with the SEC and a futures commission merchant with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company is a member of U.S. Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of, or has access to, most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions ("M&A") advisory services. The Company is a primary dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

Mizuho Securities Canada Inc. ("MSCN"), is a wholly owned subsidiary of the Company. MSCN participates in debt and equity underwritings in the Canadian marketplace and is a corporation organized under the laws of British Columbia, Canada. MSCN is registered as a broker-dealer with the SEC, and is a dual member of FINRA, and the Investment Industry Regulatory Organization of Canada ("IIROC"), the Canadian national self-regulatory organization and is subject to the rules and regulations of these organizations. The Company and MSCN utilize common personnel and facilities with applicable reimbursement arrangements.

The Company is the manager of Mizuho Capital Markets LLC ("MCM"), a wholly-owned subsidiary of MHA. MCM transacts in interest rate swaps and options, foreign currency swaps and other derivative products, and provides derivative clearing services to its affiliates. The Company and MCM utilize common personnel and facilities with applicable reimbursement arrangements.

2. Summary of Significant Accounting Policies

Consolidation

The Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, MSCN. All material intercompany transactions have been eliminated.

Basis of presentation

The Consolidated Statement of Financial Condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. The Company had cash equivalents of $4,475 at March 31, 2022.

Cash and securities segregated for regulatory purposes

Included in cash and securities segregated for regulatory purposes on the Consolidated Statement of Financial Condition are qualified securities, as defined, maintained in a special reserve bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2022, cash and securities segregated for regulatory purposes includes $78,577 in securities received in resale agreements (comprised of U.S. Treasuries), and $440,448 in cash.

Collateralized agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase

2. Summary of Significant Accounting Policies (continued)

agreements"), and securities borrowed and loaned transactions. The Company records resale and repurchase agreements at contract price, plus accrued interest and securities borrowed and loaned at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company, plus accrued interest, and after applicable counterparty netting as shown in footnote 11. The amounts reported for collateralized agreements approximate fair value as these are short term in nature and interest rate movements have not caused a change in fair value.

It is the Company's general policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is reviewed daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements.

Securities borrowed and loaned transactions are generally recognized on the Consolidated Statement of Financial Condition except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the Consolidated Statement of Financial Condition. At March 31, 2022, these balances are comprised of equity securities with a fair value of $111,531. In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender in an amount generally in excess of the market value of securities borrowed. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

At March 31, 2022, the Company had obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a fair value of $57,009,661. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, $55,690,633 was re-pledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under short sales.

2. Summary of Significant Accounting Policies (continued)

The Company also enters into forward-starting collateralized financing agreements. These agreements represent off balance-sheet transactions until their start date, at which time they will be recorded as collateralized agreements in the Consolidated Statement of Financial Condition. At March 31, 2022, the Company had forward-starting collateralized agreements with start dates ranging from April 1, 2022 to June 30, 2022. The contract values of these transactions total $10,275,113 for resale and securities borrowing agreements and $5,697,020 for repurchase agreements.

Fair value measurements

The Company reports certain assets and liabilities at fair value on the Consolidated Statement of Financial Condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company calculated estimated credit losses for the year ended March 31, 2022 and the calculation did not have a material impact on its Consolidated Statement of Financial Condition.

Financial instruments transactions

Financial instruments owned and financial instruments sold, not yet purchased, which include contracts for financial options and other derivative instruments, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar financial instruments.

2. Summary of Significant Accounting Policies (continued)

The Company utilizes benchmark prices and yields, as well as spreads over the yield curves for benchmark or similar financial instruments in measuring fixed income securities at fair value. Exchange-traded equities and exchange-traded funds ("ETFs") are measured at fair value using the closing price from the relevant exchanges. ETFs are adjusted to the fair value "NAV" (net asset value) price, which is calculated based on quoted prices for the underlying component stocks.

Realized and unrealized gains and losses are recorded in the period during which the transaction or the change in fair value occurred.

Derivative financial instruments

The Company recognizes the fair value of all derivative financial instruments in the Consolidated Statement of Financial Condition as either assets or liabilities in financial instruments owned or financial instruments sold, not yet purchased, respectively. In accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), the Company nets certain derivative contracts with the same counterparty in the Consolidated Statement of Financial Condition. The Company records all derivative financial instruments at fair value with changes in fair values (unrealized gains and losses) reflected in principal transactions in the Consolidated Statement of Comprehensive Income. The Company does not apply hedge accounting as defined in ASC 815; therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

The fair values of derivative assets and liabilities traded in the over the counter ("OTC") market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the positions. The majority of market inputs are actively quoted and can be validated through external sources including brokers, market transactions and third party pricing services. The fair values of derivative assets and liabilities traded on exchanges are determined using exchange prices, market observations, or vendor based models. The fair value of derivative transactions represents the net receivable or payable (gain or loss) to the counterparty in the contract. Refer to footnote 12 for additional details of fair value measurements.

2. Summary of Significant Accounting Policies (continued)

The Company applies the enhanced disclosure requirements for derivative instruments prescribed in ASC 815, which requires companies to disclose how derivative instruments (and any related hedged items) are accounted for, their location and amounts in a company's financial statements, and their effect on its financial position. The enhanced disclosures required by ASC 815 are included in footnote 11.

Clearing and other deposits

The Company is a member of various clearing organizations at which it maintains cash and/or securities required to conduct its day-to-day clearance activities.

Property, equipment and leasehold improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's software costs are capitalized in accordance with ASC 350-40, *Internal-Use Software*. Software costs are amortized on a straight-line basis, over their estimated useful lives.

The Company's net balance on the Consolidated Statement of Financial Condition at March 31, 2022 is comprised of $6,762 in leasehold improvements, $47,291 in information technology software, $7,025 in information technology hardware, and $2,052 in furniture and fixtures.

Exchange memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on various exchanges, are recorded at cost and evaluated for impairment annually. If management were to ascertain that an other-than-temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Principal transactions

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value. Principal transaction revenues are recorded on a trade date basis.

Interest and dividends

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned contract amounts are recorded with accrued interest. Interest accrued on financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value is recorded in accrued interest and dividends receivable and payable on the Consolidated Statement of Financial Condition.

Dividends are accrued on equity financial instruments owned and sold, not yet purchased on ex-dividend date. Dividends earned but unpaid are included in accrued interest and dividends receivable and payable on the Consolidated Statement of Financial Condition.

Commissions

The Company earns commissions from customer transactions primarily in futures clearing and execution and equity securities transactions. Commission revenues and related clearing expenses are recorded on a trade date basis.

Investment banking

Investment banking revenues include gains, losses, and fees arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. Also included in investment banking revenues are fees earned from advisory activities. Investment banking revenues are presented gross of transaction related expenses and are recognized when the Company satisfies the performance obligations.

Foreign exchange

Assets and liabilities denominated in foreign currencies are revalued into U.S. dollars using the spot foreign exchange rates at the date of the Consolidated Statement of Financial Condition. Revenues and expenses denominated in foreign currencies are recorded in U.S. dollars using the

2. Summary of Significant Accounting Policies (continued)

effective spot foreign exchange rate at the date of the transaction.

Assets and liabilities of the Company's foreign subsidiary are translated from the Canadian ("CAD") functional currency into U.S. dollars ("USD") using the period-end spot foreign exchange rates and the income and expense items and other comprehensive income are translated at the average rate for the period. The Company translates its balances into USD in accordance with the rules prescribed in ASC 830, *Foreign Currency Matters* ("ASC 830").

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the Consolidated Statement of Financial Condition at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the Consolidated Statement of Financial Condition using the provisions of the currently enacted tax laws.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform* ("ASC 848"). This ASU facilitates the transition by providing optional expedients and exceptions to the existing accounting requirements for contract modifications and hedging relationships, and other transactions impacted by the reference rate reform. This ASU became effective on March 12, 2020 and applies to contracts and hedging relationships entered into on or prior to December 31, 2022. Subsequently the FASB issued ASU 2021-01 for codification improvements related to ASU 2016-13. The Company is evaluating which transitional guidance will be adopted, but does not expect there to be a material impact on its Consolidated Statement of Financial Condition.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

3. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, consist of agency and non-agency mortgage-backed securities, equity securities, corporate debt, U.S. Treasury and federal agency securities, derivative contracts, asset-backed securities, municipal securities, and other sovereign obligations. Financial instruments sold, not yet purchased, represent the Company's obligation to acquire the securities at then prevailing market prices, which may differ from the amount reflected on the Consolidated Statement of Financial Condition. Financial instruments owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or re-pledge the securities to others. Financial instruments owned and financial instruments sold, not yet purchased, at fair value at March 31, 2022 consist of the following:

	Owned	Sold, not yet purchased
Mortgage-backed securities	$ 3,016,945	$ 332
U.S. Treasury and federal agency securities	1,383,240	2,836,455
Corporate debt	898,168	440,457
Equity securities	506,405	272,454
Derivative contracts	125,158	27,918
Asset-backed securities	76,586	-
Other sovereign obligations	60,257	-
Municipal securities	50,567	-
Total	$ 6,117,326	$ 3,577,616

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2022 consist of the following:

	Receivables	Payables
Brokers and clearing organizations	$ 1,299,179	$ 492,743
Net receivable/payable for trades pending settlement	875,780	-
Futures customers	433,503	1,637,553
Securities failed to deliver/receive – customers	260,041	302,963
Investment banking	89,500	11,779
Securities failed to deliver/receive - brokers/dealers	88,074	375,618
Other	26,830	12,054
Total	$ 3,072,908	$ 2,832,710

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

Amounts receivable from brokers and clearing organizations primarily represent balances receivable from futures exchanges. Included in this balance are receivables segregated or held in separate accounts under the Commodity Exchange Act in the amount of $1,190,366. Amounts payable to brokers and clearing organizations represent brokerage and execution fees payable to exchanges, primarily for the futures business.

For exchange-traded and OTC-cleared derivatives contracts where the Company does not obtain benefits from or control the client cash balances, the client cash initial margin collected from clients and remitted to the central counterparty clearing house ("CCP") or depository institutions is not reflected on the Company's Consolidated Statement of Financial Condition. These conditions are met when the Company has contractually agreed with the client that (i) the Company will pass through to the client all interest paid by the CCP or depository institutions on the cash initial margin and (ii) the Company will not utilize its right as a clearing member to transform cash margin into other assets; and because (iii) the Company does not guarantee and is not liable to the client for the performance of the CCP or the depository institution, and (iv) the client cash balances are legally isolated from the Company's bankruptcy estate. The total amount of cash initial margin collected and remitted was approximately $13,300,000 as of March 31, 2022.

Net receivable/payable for trades pending settlement is determined by the contract prices of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at March 31, 2022 were settled without a material effect on the Company's Consolidated Statement of Financial Condition .

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including customer cash and related accrued interest balances, as well as gains and losses on open futures and options contracts. This balance includes $910,862 of customer segregated balances under the Commodity Exchange Act.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with brokers/dealers and customers that have not settled on settlement date. Fails at March 31, 2022 were settled without a material effect on the Company's Consolidated Statement of Financial Condition .

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

Receivables or payables arising from investment banking activities consist of fees and concessions earned or owed by the Company from its advisory services and participation in securities offerings as an underwriter or selling agent.

5. Short Term Borrowings

The Company, along with Mizuho Securities Co., Ltd. ("MHSC") and Mizuho International plc ("MHI"), may issue Medium Term Notes ("MTNs" or the "program") in amounts not to exceed $9,500,000 in the aggregate, as governed by a filing with the Luxembourg Stock Exchange. The program's prospectus was originally filed on April 20, 2010 and was most recently amended on October 22, 2021.

The Company has the ability to issue notes with maturities between seven days and perpetuity and with interest rates that may be fixed, floating or zero coupon. In connection with the program, MHFG and Mizuho Bank Ltd. ("MHBK") have provided a "keep well agreement" that includes requirements to continue to own an indirect majority of the Company's voting shares and, if necessary, make available funds to meet payment obligations under the program by way of additional share capital or subordinated loans. The Company has the following floating rate MTNs outstanding as of March 31, 2022:

Maturity Date	Interest Rate	Par Value
April 2022	0.17%	$ 125,000
April 2022	0.17%	104,500
April 2022	0.24%	100,000
April 2022	0.17%	50,000
April 2022	0.22%	29,000
		$ 408,500

Interest rates for the MTN's are fixed. The carrying value of the notes approximates fair value and is included within short term borrowings on the Consolidated Statement of Financial Condition. On March 31, 2022, other short term borrowings are comprised of an unsecured revolving bank loan of $8,223 with an interest rate of 0.06%.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

6. Subordinated Borrowings

The Company has a $400,000 subordinated note payable to MHA that is set to mature in September 2022. The interest rate on the note is set based on one-month LIBOR plus a spread. This borrowing is subordinated to claims of general creditors, is covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and is included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

In addition, the Company has a $600,000 revolving subordinated loan facility with MHBK London branch ("MHBK London"), which can be utilized to meet regulatory capital requirements, when needed. There was $200,000 outstanding as of March 31, 2022.

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2022, the Consolidated Statement of Financial Condition included the following balances with affiliates:

Assets

Cash and cash equivalents	$ 15,284
Securities purchased under agreements to resell	1,338,806
Securities borrowed	915,951
Financial instruments owned, at fair value	48
Securities received as collateral, at fair value	111,531
Receivables from brokers/dealers, clearing organizations and customers	179,207
Receivables from affiliates	95,113

Liabilities

Short-term borrowings	$ 8,223
Securities sold under agreements to repurchase	85,013
Securities loaned	3,450,031
Financial instruments sold, not yet purchased, at fair value	703
Obligation to return securities received as collateral, at fair value	111,531
Payables to brokers/dealers, clearing organizations and customers	719,991
Accrued interest and dividends payable	48
Accrued expenses and other liabilities	172,185
Subordinated borrowings	600,000

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

7. Related Party Transactions (continued)

Cash and cash equivalents

At March 31, 2022, the cash and cash equivalent balance is with MHBK.

Collateralized agreements transactions

At March 31, 2022, the collateralized agreements balances are mostly comprised of resale agreements, repurchase agreements, securities purchased, securities sold, securities borrowed, and securities loaned with MCM, MHSC, Mizuho Markets America LLC ("MMA"), and Mizuho Markets Cayman LP ("MMC") and are presented after netting.

Securities received as collateral and obligation to return securities received as collateral

At March 31, 2022, the securities received as collateral, at fair value and the obligation to return securities received as collateral, at fair value balances are with MMA and MMC.

Receivables from and payables to brokers/dealers, clearing organizations and customers

Receivables are primarily comprised of securities failed to deliver with affiliates and balances due from affiliates who have direct access to futures markets to which the Company does not. Payables are primarily comprised of balances due to affiliates who do not have direct access to futures markets to which the Company has access. The remainder of these balances includes clearing fees, underwriting fees, rebates and fees for support and services or shared resources.

Receivables from affiliates

Receivables from affiliates are primarily comprised of balances related to managerial and support services with Mizuho Bank USA ("BKUSA") for $28,392, MCM for $29,303 and Mizuho Americas Services LLC ("MAS") for $20,974 at March 31, 2022.

Borrowings from affiliates

At March 31, 2022, the Company had a $400,000 subordinated note payable to MHA with accrued interest payable in the amount of $38. The Company also had a $200,000 subordinated note payable with MHBK London branch with accrued interest payable in the amount of $10.

In addition, the Company had $8,223 in short-term borrowings payable to MHBK.

Dividends to its Parent

7. Related Party Transactions (continued)

The Company paid $200,000 in dividends to its parent company, MHA, on September 30, 2021.

8. Employee Compensation and Benefit Plans

Defined benefit plan

Qualifying employees of the Company are covered by three defined benefit plans sponsored by MHBK: Mizuho Bank, Ltd. pension plan, Fuji Bank, Ltd. Supplemental Executive Retirement Plan and Mizuho Bank, Ltd. Supplemental Executive Retirement Plan. The Company accounted for its participation in those plans as a participation in a multiemployer plan in accordance with ASC 715-30, *Compensation.*

Defined contribution plan

Substantially all employees of the Company are covered by the Company's deferred compensation defined contribution plan. The Company's discretionary contribution is based on eligibility and percentage of applicable employee compensation.

Deferred bonus plan

The Company maintains a deferred bonus plan (the "plan"). The plan defers a portion of certain annual bonuses (a "deferred award") based on the terms of the plan, payable in equal installments, with interest based on the Consumer Price Index - All Urban Consumers, over three years. Deferred awards are recognized in the Consolidated Statement of Financial Condition in the year vested. Employees must meet certain requirements to vest in and receive payment of a deferred award. Employees not meeting such requirements may forfeit all or a portion of their award. Deferred awards granted to employees who are retirement eligible or will become retirement eligible during the vesting period are expensed as of the grant date or ratably over the period from the grant date to the date the employee becomes retirement eligible, respectively. The Company's maximum future liability excluding interest under the plan at March 31, 2022 is $42,540, which results from deferred awards granted for the years ended March 31, 2019 through March 31, 2021. The payable for deferred awards that vested of $59,387 have been recognized in accrued expenses and other liabilities on the Consolidated Statement of Financial Condition for the year ended March 31, 2022.

8. Employee Compensation and Benefit Plans (continued)

Post-retirement health care plan

Effective October 6, 2021, the Company's post-retirement health care plan (the "health care plan") was replaced by a plan owned by MHBK New York branch. The health care plan, which covered a limited group of employees meeting certain criteria, no longer has any participants as of the replacement date. The replacement of the health care plan did not have a material impact to the Company's Consolidated Statement of Financial Condition .

9. Stock-Based Compensation

Cash-Settled RSUs

Effective April 1, 2021, eligible employees of the Company are awarded restricted stock unit grants under the Mizuho Americas Restricted Stock Unit Plan ("Mizuho Americas Plan"). Under the Mizuho Americas Plan, employees are granted restricted stock units representing ADR shares of common stock of MHFG. All restricted stock unit awards will be settled in cash at the time of maturity. The majority of these awards were vested upon grant, subject to certain conditions, and the corresponding expense was recognized during the year ended March 31, 2022. The remaining awards will vest in equal installments in tandem with the deferred awards. Participants in the Mizuho Americas Plan are entitled to "dividend equivalents" on their restricted stock units when MHFG declares dividends to its shareholders. The credit is equal to additional shares based on the amount of the dividends that the participants would have received on their shares, had actual shares been issued to the participants.

Under the Mizuho Americas Plan, expense recognition is based on the grant-date fair value of ADRs and is adjusted based on subsequent changes in the market price of the ADR shares. Restricted stock units granted to employees who are retirement eligible or will become retirement eligible during the vesting period are expensed as of the grant date or ratably over the period from the grant date to the date the employee becomes retirement eligible, respectively. Forfeitures are recognized as incurred.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

9. Stock-Based Compensation (continued)

Activity for cash-settled RSUs classified as a liability is as follows:

	Shares (000s)	Grant Date Fair Value
Outstanding at March 31, 2021	-	-
Granted & Vested	4,551	11,150
Forfeited	-	-
Outstanding at March 31, 2022	$ 4,551	$ 11,150

10. Income Taxes

The Company is a single-member limited liability company, and as such, is a disregarded entity owned by MHA for U.S. corporate income tax purposes.

For the fiscal year ending March 31, 2022, the Company is included in MHA's federal, state and local income tax returns. In addition, the Company, as a division of MHA, files certain combined or unitary group tax returns for state and local income tax purposes. Pursuant to a federal, state and local tax sharing agreement, the Company computes its federal, state and local tax provision on a separate return basis which is then adjusted for the effect of filing in the combined or unitary group. This adjustment is computed on a consistent and equitable basis among the members of the combined or unitary tax groups. The Company's share of the combined or unitary state tax expense or benefit will be settled periodically with the lead filer of each combined or unitary income tax filing. At March 31, 2022, the Company had tax payables of $59,809, due to affiliates, which was recorded in accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

The difference between taxes at the U.S. federal statutory rate and the effective rate is primarily due to the effects of state and local taxes. As of March 31, 2022, the Company had a net DTA of $84,970 consisting of a gross DTA of $119,129 and a gross DTL of $34,159. The resulting net asset is included in other assets in the Consolidated Statement of Financial Condition. The gross DTA results primarily from certain accrued expenses not currently deductible for tax purposes. The gross DTL results primarily from tax depreciation in excess of book depreciation.

The following table summarizes the activity related to Company's gross unrecognized tax benefits from April 1, 2021 to March 31, 2022:

10. Income Taxes (continued)

Balance as of April 1, 2021	$	4,766
Increases related to prior year tax positions		–
Decreases related to prior year tax positions		–
Increases related to current year tax positions		3,121
Decreases related to current year tax positions		–
Decreases related to settlements with taxing authorities		(14)
Decreases related to lapsing of statute of limitations		–
Balance as of March 31, 2022	$	7,873

The Company's total unrecognized tax benefits (including interest and penalties of $3,649) that, if recognized, would affect the Company's effective tax rate, were $9,869 at March 31, 2022. The Company does not believe that the total unrecognized benefits will significantly change within the next twelve months.

MHA's Federal income tax returns beginning with tax year ended March 31, 2019 remain subject to examination by the Internal Revenue Service. The Company's state and local income tax returns beginning with tax year ended March 31, 2016 remain subject to examination by state and local tax authorities.

11. Financial Instruments

Derivative financial instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments typically include forward and futures contracts, to-be-announced securities transactions ("TBAs"), options on equities and futures contracts, credit default swaps, interest rate swaps, and foreign exchange contracts. The Company enters into derivative contracts to facilitate client transactions, conduct trading activities and to manage risk.

Forward settling trades and futures contracts provide for the delayed delivery or purchase of financial instruments, commodities, or currencies at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

11. Financial Instruments (continued)

TBAs are forward contracts that give the purchaser/seller an obligation to receive/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk, which is limited to the unrealized gains recorded in the Consolidated Statement of Financial Condition . Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Interest rate swaps are entered into between two counterparties, typically one on the "fixed leg" paying a fixed interest rate and one on the "floating leg" paying a floating rate based on a specified spread above a designated underlying rate. Interest rate swaps are primarily used to limit or manage exposure to fluctuations in interest rates. The Company enters into interest rate swaps to help manage its exposure to interest rate risk.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. When the Company is a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option.

Foreign exchange forward contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency forwards primarily to mitigate exposure to transactions and balances settling in Japanese Yen.

Credit default swaps ("CDS") are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into credit default swaps primarily to mitigate credit risk on its corporate debt holdings. The Company buys protection in the course of these transactions, and may enter into a sell transaction with the same counterparty to close out the CDS position. As such, settlements under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Therefore, the Company's risk of loss on sold CDS positions is offset by protection purchased with the same counterparty.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

11. Financial Instruments (continued)

The fair values of derivative financial instruments included in financial instruments owned and financial instruments sold, not yet purchased as of March 31, 2022 are as follows:

Derivatives not designated as hedging instruments under ASC 815-20

	Assets	Liabilities
TBA securities	$ 120,017	$ 25,924
Forward settling trades	4,711	1,295
Credit default swaps	385	-
Options	41	-
FX forwards	4	699
Total fair value of derivatives	$ 125,158	$ 27,918

Financial instruments with off-balance sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments including interest rate swap contracts, credit default swaps, foreign exchange contracts, and TBAs. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statement of Financial Condition at fair value as of March 31, 2022 and would incur a loss if the fair value of the securities increases subsequent to March 31, 2022.

In the normal course of business, the Company executes and clears futures, forwards, options, swaps and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk due to the possibility that the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event a counterparty is unable to meet its contractual

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

11. Financial Instruments (continued)

obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess credit exposure.

Where the Company does not have direct access to certain futures markets, it utilizes clearing brokers. The Company guarantees to the respective clearing houses or other clearing brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are cleared.

Offsetting assets and liabilities

Derivative activities are transacted under legally enforceable master netting agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Statement of Financial Condition, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

In accordance with FASB ASC 210-20-45-1, *Balance Sheet, Offsetting, Other Presentation Matters* ("ASC 210"), the Company offsets repurchase and resale agreements on the Consolidated Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

In accordance with ASC 210, the Company offsets securities borrowed and securities loaned on the Consolidated Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

The following table presents derivative instruments and securities financing agreements. Derivative instruments are included in the Consolidated Statement of Financial Condition in financial instruments owned and financial instruments sold, not yet purchased as of March 31, 2022. Balances are presented on a gross basis, prior to the application of counterparty and collateral netting. Securities financing agreements are included on the Consolidated Statement of Financial Condition in securities purchased under agreements to resell or securities borrowed and

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)
(In Thousands)

11. Financial Instruments (continued)

securities sold under agreements to repurchase or securities loaned. These balances are presented on a gross basis, prior to the application of counterparty and collateral netting.

	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Amounts not net (a) Financial Instruments (c)	Amounts not net (a) Collateral (d)	Net Exposure
Derivatives						
TBA securities	$ 478,855	$ (358,838)	$ 120,017	$ –	$ –	$120,017
Interest rate swaps	19,462	(19,462)	–	–	–	–
Forward settling trades	4,711	–	4,711	–	–	4,711
Credit default swaps	385	–	385	–	–	385
Options	868	(827)	41	–	–	41
FX forwards	35	(31)	4	–	–	4
Total derivatives	$ 504,316	$ (379,158)	$ 125,158	$ –	$ –	$125,158

	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Amounts not net (a) Financial Instruments (c)	Amounts not net (a) Collateral (d)	Net Exposure
Securities purchased under agreements to resell	$ 38,098,395	$ (25,562,882)	$ 12,535,513	$2,072,267	$10,425,704	$ 37,542
Securities borrowed	11,129,838	(5,169,464)	5,960,374	1,303,674	4,443,690	213,010
Securities received as collateral, at fair value	111,531	–	111,531	–	111,254	277

(a) For some counterparties, the financial instruments and collateral not net on the Consolidated Statement of Financial Condition may exceed the net asset recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net assets recognized. As a result, a net amount is reported even though the Company, on an aggregate basis has received securities collateral with a total fair value that is greater than the funds provided to counterparties.

(b) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(c) These represent liabilities with the same counterparties that are not presented net on the Consolidated Statement of Financial Condition because all U.S. GAAP netting criteria were not met.

(d) These represent collateral values received on net assets recognized after consideration of liabilities with the same counterparties (note (c)).

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

11. Financial Instruments (continued)

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (e) Financial Instruments (g)	Collateral (h)	Net Amount
Derivatives						
TBA securities	$ 421,754	$ (395,830)	$ 25,924	$ –	$ –	$ 25,924
Credit default swaps	2,102	(2,102)	–	–	–	–
Forward settling trades	1,295	–	1,295	–	–	1,295
Options	827	(827)	–	–	–	–
FX forwards	730	(31)	699	–	–	699
Interest rate swaps	40	(40)	–	–	–	–
Total derivatives	$ 426,748	$ (398,830)	$ 27,918	$ –	$ –	$ 27,918

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (e) Financial Instruments (g)	Collateral (h)	Net Amount
Securities sold under agreements to repurchase	$ 40,333,350	$ (25,562,882)	$ 14,770,468	$ 2,072,267	$ 12,687,323	$ 10,878
Securities loaned	9,891,043	(5,169,464)	4,721,579	1,303,674	3,274,871	143,034
Obligations to return securities received as collateral, at fair value	111,531	–	111,531	–	111,254	277

(e) For some counterparties, the financial instruments and collateral not net on the Consolidated Statement of Financial Condition may exceed the net liability recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net liability recognized. As a result, a net amount is reported even though the Company, on an aggregate basis, has pledged securities collateral with a total fair value that is greater than the funds owed to counterparties.

(f) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(g) These represent assets with the same counterparties that are not presented net on the Consolidated Statement of Financial Condition because all U.S. GAAP netting criteria were not met.

(h) These represent collateral values provided against net liabilities recognized after consideration of assets with the same counterparties (note (g)).

The following table presents the Company's gross obligation disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at March 31, 2022:

(In Thousands)

11. Financial Instruments (continued)

	Remaining Contractual Maturity of Agreements				
	Open	**Overnight**	**< 30 Days**	**>30 Days**	**Total**
Securities sold under agreements to repurchase					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ 12,269,012	$ 18,369,092	$ 1,390,949	$ 2,369,470	$ 34,398,523
Mortgage-backed securities	1,354,561	207,268	251,955	1,743,165	3,556,949
Equities	–	853,020	93,274	–	946,294
Corporate debt	–	286,985	116,776	266,859	670,620
Asset-backed securities	–	64,564	3,023	185,758	253,345
Municipal securities	–	335,439	–	172,180	507,619
Total	$ 13,623,573	$ 20,116,368	$ 1,855,977	$ 4,737,432	$ 40,333,350
Securities loaned					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ –	$ 2,409,134	$ –	$ –	$ 2,409,134
Equities	6,919,721	95,946	51,886	411,978	7,479,531
Corporate debt	2,378	–	–	–	2,378
Total	$ 6,922,099	$ 2,505,080	$ 51,886	$ 411,978	$ 9,891,043

12. Risk Management

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgement, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

12. Risk Management (continued)

Market Risk - Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk primarily by setting and monitoring risk limits, scenario analysis (for historical events as well as potential adverse market conditions), review and analysis of large potential trades or new securitizations before the execution, regular review of the desk level portfolios and firm wide exposures to various risk factors, besides economically hedging its exposure to risk factors.

Credit Risk - Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in various trading and brokerage activities with brokers/dealers, banks and other institutions. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions and expectations. The credit risk for derivatives is limited to the unsettled fair valuation gains recorded in the Consolidated Statement of Financial Condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. In addition, the Company enters into netting agreements to mitigate the credit risk and reduce the maximum amount of loss. Management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized trading activities is low.

Operational Risk – Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, cybersecurity, financial crime, and environmental risk, but excludes strategic and reputational risk. Operational risk, in some form exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. There was no operational risk that had a material impact on the Company's Consolidated Statement of Financial Condition.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

13. Fair Value Measurements

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include U.S. Treasury Bills, on-the-run U.S. Treasury bonds, notes, and strips. Also included in Level 1 are listed equity securities, consisting of common stock and ETFs, and TBAs.

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury bonds, notes, and strips, foreign treasury bills, federal agency obligations, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, non-agency mortgage-backed securities, agency securities, corporate debt, and municipal securities. Also included in Level 2 assets and liabilities are interest rate swap contracts, credit default swap contracts, equity options, equity securities, and foreign exchange contracts.

Level 3: Assets and liabilities, whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. Level 3 assets consist of private placement securities. The Company did not have any Level 3 liabilities at March 31, 2022.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

13. Fair Value Measurements (continued)

observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2022:

Assets	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Mortgage-backed securities	$ –	$ 3,016,945	$ –	$ 3,016,945
U.S. Treasury and federal agency securities	194,243	1,188,997	–	1,383,240
Corporate debt	–	872,838	25,330	898,168
Equities	119,697	386,708	–	506,405
Derivative contracts	120,005	5,153	–	125,158
Asset-backed securities	–	76,586	–	76,586
Other sovereign obligations	–	60,257	–	60,257
Municipal securities	–	50,567	–	50,567
Securities received as collateral:				
Equities	111,531	–	–	111,531
Total	$ 545,476	$ 5,658,051	$ 25,330	$ 6,228,857

Liabilities	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased:				
U.S. Treasury and federal agency securities	$ 1,046,898	$ 1,789,557	$ –	$ 2,836,455
Corporate debt	–	440,457	–	440,457
Equities	272,454	–	–	272,454
Derivative contracts	25,859	2,059	–	27,918
Mortgage-backed securities	–	332	–	332
Obligations received as collateral:				
Equities	111,531	–	–	111,531
Total	$ 1,456,742	$ 2,232,405	$ –	$ 3,689,147

Valuation techniques

The fair values of securitized products, which include agency pass-through securities, collateralized mortgage obligations ("CMO"), non-agency residential mortgage-backed-

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

13. Fair Value Measurements (continued)

securities ("RMBS"), asset-backed-securities ("ABS") and private label (non-agency) commercial mortgage-backed-securities ("CMBS"), are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Market price quotes may not be readily available for some positions. These instruments are valued using vendor supplied models that estimate the fair value of the securities using observable prices of a liquid benchmark set, credit risk, interest rate risk and prepayment risk. The Company measures ABS using active markets and various deal level and tranche level characteristics. Most of the asset-backed-securities in inventory are collateralized loan obligations backed by corporate loans and bonds. As such, securitized products are categorized as Level 2.

Equities include common stock and ETFs, which are all measured at fair value using quoted market prices from the exchanges on which they are traded. For ETFs, the Company uses the quoted prices for the underlying component stocks (fair value NAV price) for fair value measurement, which is consistent with how the Company would exit the position, by redeeming the shares for a basket of individual stocks. As such, these securities are categorized as Level 1. The special purpose acquisition company ("SPAC") equities are exchange-traded, but are not always marked to exchange close. As such, these securities are categorized as Level 2.

The Company's corporate debt largely consist of investment grade corporate bonds and notes and private placement securities. Corporate bonds categorized as Level 2 are valued using third party market price quotations, recently executed transactions, or spread over the U.S. Treasury benchmark. Private placement securities are categorized as Level 3. The material unobservable assumptions used to model the valuation are market proxy discount rates, and liquidity and structure yield premiums.

U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. Federal agency securities are measured using a spread to the Treasury benchmark. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury and federal agency securities are categorized in Level 2 of the fair value hierarchy.

Derivative contracts include interest rate swaps, credit default swaps and foreign currency forwards, which are measured using discounted cash flow calculations, based on observable inputs from the relevant interest/credit/exchange rate curves, which is considered a Level 2 measurement. The Company's derivative contracts also include TBAs, which are measured at fair value using market prices from broker markets. As such, TBAs are categorized as Level 1.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

13. Fair Value Measurements (continued)

Forward settling trades are measured using the underlying securities and may be Level 1 or Level 2. Equity options are measured using a Black-Scholes model and are categorized as Level 2. The fair value of derivatives offset on the balance sheet is consistent with the leveling reported. Details of derivative contracts are disclosed in Footnote 11.

Municipal Securities are measured at fair value using quoted prices in active dealer markets, third party provided prices, recently executed transactions and spreads over taxable and tax free benchmark curves for comparable securities. These securities are classified as Level 2.

Other sovereign obligations are measured at fair value using quoted prices in active dealer markets. These securities are classified as Level 2.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Assets
Balance as of April 1, 2021	$ 22,080
Issuances	12,466
Realized gains (losses), net	–
Unrealized gains (losses), net	(9,216)
Total net gains (losses), recognized in principal transactions	$ (9,216)
Balance as of March 31, 2022	$ 25,330

Significant Unobservable Inputs Used in Recurring and Nonrecurring Level 3 Fair Value Measurements

Assets at Fair Value on a recurring basis	Balance/Range (Average)
Corporate debt	$ 25,330
Comparable pricing:	
Bond price	0 to 100 points (72 points)

An increase (decrease) to the following significant unobservable inputs would generally result in a higher (lower) fair value.

13. Fair Value Measurements (continued)

Comparable bond price: A pricing input used when prices for the identical instrument are not available. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond, then adjusting that yield (or spread) to derive a value for the bond. The adjustment to yield (or spread) should account for relevant differences in the bonds such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and the bond being valued in order to establish the value of the bond.

Financial assets and liabilities not measured at fair value

Other financial instruments are recorded by the Company at contract amounts and include short-term borrowings, receivables from and payables to brokers, dealers, clearing organizations and customers, securities borrowed and securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, exchange memberships, accrued interest and dividends receivable and payable, and subordinated borrowing. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

14. Leases

The Company's lessee arrangements consist of non-cancelable operating leases for office space. In accordance with ASC 842, the Company recognizes right-of-use assets and lease liabilities, which are recognized based on the present value of the remaining lease payments, discounted using the Company's incremental borrowing rates. The Company has sublease arrangements for portions of the space and lease term. At March 31, 2022 the amounts related to leases on the Consolidated Statement of Financial Condition are as follows:

	Amount
Other assets – ROU assets	$ 21,948
Other liabilities and accrued expenses – Lease liabilities	21,913
Weighted average:	
Remaining lease terms, in years	7.83
Discount rate	2.97%

14. Leases (continued)

At March 31, 2022 the future minimum rental payments for the Company's operating leases with initial terms in excess of one year, as follows:

Year ending March 31:		Amount
2023	$	3,189
2024		3,133
2025		3,213
2026		2,517
2027		1,799
Thereafter		8,278
Total undiscounted cash flows		22,129
Less: Implied Interest		(216)
Amount on balance sheet	$	21,913

15. Commitments and Contingencies

The Company has provided a letter of credit in connection with leases for its Boston office in the amount $18. This letter of credit is collateralized by U.S. Treasury securities.

Financing Commitments

The Company has a commitment to purchase private placement securities of $3,476 at March 31, 2022.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There are no open commitments at March 31, 2022.

Litigation

In accordance with the provisions of ASC 450, *Contingencies* ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts.

15. Commitments and Contingencies (continued)

When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company.

The Company is involved in litigation arising in the normal course of business. It is the opinion of management that the ultimate resolution of such litigation will not have a material adverse effect on the Company's Consolidated Statement of Financial Condition .

Exchange Member and Central Clearing Organization Guarantees

The Company is a member of various exchanges and central clearing organizations that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

16. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $1,000 or 2% of aggregate debit items arising from customer transactions pursuant to the Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 ("Rule 15c3-3"), or 8% of the total risk maintenance margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2022, the Company's net capital of $1,358,254 was $508,810 in excess of the required amount of $849,444. The required amount has increased in 2022 from $411,366 in 2021 as the minimum requirement is based on CFTC margin balances, which increased materially following market volatility, partially due to the conflict between Russia and Ukraine. Advances

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

16. Net Capital Requirements (continued)

to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the SEC and other regulators.

17. Subsequent Events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the Consolidated Statement of Financial Condition are issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the Consolidated Statement of Financial Condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the Consolidated Statement of Financial Condition's preparation.

The Company negotiated the renewal of its $400,000 subordinated note payable to MHA that was originally set to mature on September 30, 2022. On May 13, 2022, the subordinated note payable to MHA was extended to a new maturity date of May 30, 2025.

The Company evaluated events subsequent to March 31, 2022 through May 31, 2022, the date on which the Consolidated Statement of Financial Condition are available to be issued. There were no other material recognizable or non-recognizable subsequent events during this period.